UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)
WESTON HILL EQUITY HOLDINGS, LP
c/o LCA Capital
10 Rockefeller Plaza, Suite 810
New York, NY, 10020
(212) 333-3377 Ext. 11

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400506101
1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Weston Hill Equity Holdings, LP 98-0676537

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,676,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,676,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,676,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)
5.4% based upon 476,850,000 Series B Shares outstanding as of December 31, 2009 (as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on June 29, 2010)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 400506101
1.	Name of Reporting Person. Carlos Laviada Ocejo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,676,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,676,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,676,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)
5.4% based upon 476,850,000 Series B Shares outstanding as of December 31, 2009 (as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on June 29, 2010)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 400506101
1.	Name of Reporting Person Laura Diez Barroso Azcárraga

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 230,000
	8.	Shared Voting Power 25,676,290
	9.	Sole Dispositive Power 230,000
	10.	Shared Dispositive Power 25,676,290
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,906,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.
Percent of Class Represented by Amount in Row (11)
5.4% based upon 476,850,000 Series B Shares outstanding as of December 31, 2009 (as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission on June 29, 2010)

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is being filed by Weston Hill Equity Holdings, LP (“Weston”), Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (together the “Reporting Persons”) with respect to the Series B Shares, without par value (the “B Shares”), of Pacific Airport Group (the “Issuer” or the “Company”).  The B Shares are listed on the Mexican Stock Exchange and the American Depositary Shares (evidenced by American Depositary Receipts), each representing 10 B Shares (together with the B Shares, the “Shares”), are listed on the New York Stock Exchange.  The Issuer also has outstanding Series BB Shares, without par value (the “BB Shares” and, together with the Shares, the “Issuer Equity Shares”), which are not registered in the United States or listed on any exchange, and thus not subject to this Schedule 13D.  The BB Shares represent 15% of the total outstanding Issuer Equity Shares.  The Reporting Persons do not own any BB Shares.  This Schedule 13D relates to the Shares of the Issuer. The address of the principal executive offices of the Issuer is Avenida Mariano Otero No. 1249-B, Torre Pacífico, Piso 6, Col. Rinconada del Bosque, 44530 Guadalajara, Jalisco, México.

ITEM 2. IDENTITY AND BACKGROUND

Weston is a partnership, organized under the laws of the Province of Ontario, Canada, and its address in the Province of Ontario, Canada is c/o Osler, Hoskin & Harcourt LLP, P.O. Box 50, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1B8.  Weston also maintains its principal place of business at Mario Pani #750 PH, Colonia Santa Fe, Mexico D.F. CP.05300.  The principal business of Weston is purchasing, holding and selling securities for investment purposes.

Carlos Laviada Ocejo is a citizen of Mexico, who has his principal business office address at Mario Pani #750 PH, Colonia Santa Fe, Mexico D.F. CP.05300.  Mr. Laviada Ocejo is a Mexico-based entrepreneur.  Mr. Laviada Ocejo has indirect beneficial ownership of the Shares owned directly by Weston by virtue of being the general partner of Weston.

Laura Diez Barroso Azcárraga is a citizen of Mexico, who has her principal business office address at Mario Pani #750 PH, Colonia Santa Fe, Mexico D.F. CP.05300.  Mrs. Diez Barroso is a Mexico-based entrepreneur.  Mrs. Diez Barroso shares indirect beneficial ownership of the Shares owned directly by Weston by virtue of her participation in Weston.

Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife.

During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a joint filing agreement, dated as of October 28, 2010, a copy of which is attached hereto as Exhibit 99.1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source for funds used for the acquisitions of Shares as reported in Item 5 below was a combination of bank financing and capital contributions by Mrs. Diez Barroso into Weston.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons believe that the Shares are undervalued and are an attractive investment.

The Reporting Persons may in the future engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties regarding its investment in, and the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of, the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date hereof, none of the Reporting Persons own any Shares other than the Shares covered in this Schedule 13D.  As described in Item 4 of this Schedule 13D, the Reporting Persons acquired the Shares in a series of open market transactions.  As of the date hereof, Weston directly beneficially owns 25,676,290 Shares, representing 5.4% of outstanding Series B Shares of the Issuer.  Mr. Laviada Ocejo does not directly own any Shares.  Because Mr. Laviada Ocejo is a general partner of Weston, he has indirect beneficial ownership of the 25,676,290 Shares directly owned by Weston.  Mrs. Diez Barroso directly beneficially owns 230,000 Shares. Mrs. Diez Barroso shares indirect beneficial ownership of 25,676,290 Shares owned directly by Weston by virtue of her participation in Weston, resulting in an aggregate beneficial ownership of 25,906,290 or 5.4% of outstanding Series B Shares of the Issuer.  Each of Mr. Laviada Ocejo and Mrs. Diez Barroso disclaim any such beneficial ownership except to the extent of their respective pecuniary interest therein.

Exhibit 99.2, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Shares that were effected in the past 60 days by the Reporting Persons. The amounts reported in the “Weighted Average Price Per Share” column in Exhibit 99.2 reflect a weighted average price for the Shares purchased or sold on the particular day.

(b)           See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares by the Reporting Persons.

(c)           Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)           No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares to which this Schedule 13D relates.

(e)           Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated as of October 28, 2010, among Weston Hill Equity Holdings, LP, Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga.
99.2	Trading Data.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2010
WESTON HILL EQUITY HOLDINGS, LP

	By:	Carlos Laviada Ocejo

/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo, General Partner

CARLOS LAVIADA OCEJO

	By:	/s/ Carlos Laviada Ocejo
Name: Carlos Laviada Ocejo

LAURA DIEZ BARROSO AZCÁRRAGA

	By:	/s/ Laura Diez Barroso Azcárraga
Name: Laura Diez Barroso Azcárraga